Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Beau Yanoshik

202.739.5676

byanoshik@morganlewis.com

VIA EDGAR

January 9, 2012

Kimberly A. Browning

Senior Counsel

Securities and Exchange Commission

Washington, DC 20549

Re:	SSgA Active ETF Trust (the “Trust”) SEC File Numbers: 333-173276, 811-22542

Dear Ms. Browning:

This letter responds to comments you and Richard Pfordte provided in a telephonic discussion with me on Thursday, November 10, 2011, with respect to the Pre-Effective Amendment No. 1. Pre-Effective Amendment No. 1 was filed on September 12, 2011 and included disclosure with respect to the Trust’s six initial series: SPDR SSgA Real Assets ETF, SPDR SSgA Income Allocation ETF, SPDR SSgA Conservative Allocation ETF, SPDR SSgA Global Allocation ETF, SPDR SSgA Aggressive Allocation ETF, and SPDR SSgA Blackstone/GSO Senior Loan ETF (each a “Fund” and collectively the “Funds”).1 SSgA Funds Management, Inc. (the “Adviser”) will serve as adviser to the Funds and GSO / Blackstone Debt Funds Management LLC will serves as sub-adviser to the SPDR SSgA Blackstone/GSO Senior Loan ETF. Each Fund will invest in a “Portfolio,” which is a separate series of another trust. These Portfolios will have strategies and policies identical to those of the Funds.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Trust, are provided below. All page references refer to the pages in Pre-Effective Amendment No. 1. Capitalized terms not defined herein should be given the meaning provided in Pre-Effective Amendment No. 1.

[1]

Please note the names of the SPDR SSgA Real Assets ETF, SPDR SSgA Conservative Allocation ETF, and SPDR SSgA Aggressive Allocation ETF have changed as follows: SPDR SSgA Real Asset Strategy ETF, SPDR SSgA Conservative Global Allocation ETF and SPDR SSgA Aggressive Global Allocation ETF, respectively.

Kimberly Browning, Esq.

January 9, 2012

Prospectus

1.	Comment: The Board of Trustees of each Portfolio should sign the registration statement. Please revise the signature page accordingly.

Response: The signature page will be revised accordingly.

2.	Comment: Please do not use cross-references in Item 2 – 8 disclosure. Please remove any such cross-references.

Response: There are no cross-references in the Item 2 – 8 disclosure.

3.	Comment: Please revise the footnote to the fee tables describing the expense limitation arrangement (as applicable) as follows:

The Adviser has contractually agreed to reduce fees and reimburse expenses in order to keep net operating expenses (excluding interest, taxes, brokerage commissions~~, Acquired Fund Fees and Expenses,~~ and extraordinary expenses (collectively, “excluded expenses”)) from exceeding [X.XX%] of the Fund’s average daily net assets until [            , 201    ]. To the extent excluded expenses are incurred, Total Annual Fund Operating Expenses Less Fee Waivers and Expense Reimbursements may be higher than the expense cap. This Agreement may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon [ninety (90)] days’ prior written notice to the Trust, effective as of the close of business on [            , 201    ].

Response: There will no longer be expense limitation agreements among the Funds and the Adviser. As a result, this disclosure has been removed.

4.	Comment: In the sentence below from the SPDR Blackstone/GSO Senior Loan ETF’s “Principal Investment Strategies” section, please either (i) replace the word “primarily” with “principally” or (ii) define what is meant by “primarily.”

When identifying prospective investment opportunities in Senior Loans, the Sub-Adviser currently intends to invest primarily in Senior Loans that are below investment grade quality and will rely on fundamental credit analysis in an effort to attempt to minimize the loss of the Portfolio’s capital.

Kimberly Browning, Esq.

January 9, 2012

Response: The disclosure has been revised as follows:

When identifying prospective investment opportunities in Senior Loans, the Sub-Adviser currently intends to invest ~~primarily~~ principally in Senior Loans that are below investment grade quality and will rely on fundamental credit analysis in an effort to attempt to minimize the loss of the Portfolio’s capital.

5.	Comment: For each Fund other than the SPDR Blackstone/GSO Senior Loan ETF, please confirm if there are any other “principal” investments besides exchange-traded products (“ETPs”). To the extent there are, please include applicable disclosure.

Response: The Adviser confirms that ETPs are the only “principal” investments for each Fund other than the SPDR Blackstone/GSO Senior Loan ETF.

6.	Comment: With respect to the SPDR SSgA Real Assets ETF, please confirm that any ETP that the Fund invests in to meet its Rule 35d-1 80% test will also have a non-fundamental policy to invest at least 80% of its net assets in “real assets.”

Response: Please note the SPDR SSgA Real Assets ETF has changed its name to the SPDR SSgA Real Asset Strategy ETF. Because an investment company must invest in securities, it is impossible for the Fund to invest 80% of its assets in real assets, such as gold, real estate, patents or equipment). Thus, we believe, similar to a fund that focuses on commodities, but cannot invest 80% of its asset in commodities, 35d-1 does not apply. As a result, the Fund no longer has a non-fundamental Rule 35d-1 80% test.

7.	Comment: Please confirm if any Fund, through its investments in its corresponding Portfolio, will invest in new ETFs as part of its principal investment strategies. If so, please add disclosure discussing the risks of investing in new ETFs. Specifically, note that new ETFs tend to have higher expense ratios than established ETFs and are less likely to succeed.

Response: The Adviser has confirmed that investments in new ETFs are not principal investment strategies of any Fund.

8.	Comment: Please confirm if the Adviser intends to waive any fees when a Fund invests in an Affiliated Fund. If not, please add disclosure to the “Affiliated Funds Risk” discussion noting that the Adviser will receive fees from both the Fund and the Fund’s investments in Affiliated Funds.

Kimberly Browning, Esq.

January 9, 2012

Response: The “Affiliated Funds Risk” discussion has been replaced with the following:

AFFILIATED ETP RISK: The Adviser may receive management or other fees from the ETPs (“Affiliated ETPs”) in which the Portfolio may invest, as well as a management fee for managing the Fund. It is possible that a conflict of interest among the Portfolio and the Affiliated ETPs could affect how the Adviser fulfills its fiduciary duties to the Portfolio and the Affiliated ETPs. Because the amount of the investment management fees to be retained by the adviser may differ depending upon the Affiliated ETPs in which the Portfolio invests, there is a conflict of interest for the Adviser in selecting the Affiliated ETPs. In addition, the Adviser may have an incentive to take into account the effect on an Affiliated ETP in which the Portfolio may invest in determining whether, and under what circumstances, to purchase or sell shares in that Affiliated ETP. Although the Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Portfolio and, therefore, the Fund.

9.	Comment: Please disclose the SPDR Blackstone/GSO Senior Loan ETF’s strategy with respect to a bond that is downgraded after purchase by the Fund.

Response: The following has been added as the fourth and fifth sentences of the fifth paragraph of “The Fund’s Principal Investment Strategy” section:

If circumstances cause the Sub-Adviser to take a negative credit view on an existing investment, the Portfolio may, if the Sub-Adviser believes that circumstances require, exit the investment. The circumstances giving rise to the Sub-Adviser’s negative credit view may, but will not necessarily, coincide with a downgrade of the Senior Loan or other security’s credit rating.

10.	Comment: Please disclose in the SAI that the Funds and Portfolios will not invest in option contracts, futures contracts and swap contracts.

Response: The following has been added to the SAI:

FUTURES CONTRACTS, OPTIONS AND SWAP AGREEMENTS

In order to offer and sell shares on the Exchange, the Trust received an exemptive order permitting the Trust to create and operate the Funds and Portfolios. Pursuant to the conditions imposed by the exemptive order, neither the Funds nor the Portfolios will invest in options contracts, futures contracts, or swap agreements.

Kimberly Browning, Esq.

January 9, 2012

11.	Comment: Please revise the first sentence of each Fund’s “Principal Investment Strategies” section as follows:

Under normal circumstances, the ~~The~~ Fund invests substantially all of its assets in the [Corresponding Portfolio] (the “Portfolio”), a separate series of the SSgA Master Trust with an identical investment objective as the Fund.

Response: The requested revision has been made.

12.	Comment: Please make the following revisions to the second paragraph of the “Exchange Traded Products Risk” discussion:

The Fund is subject to substantially the same risks as those associated with the direct ownership of the securities represented by the ETPs in which the Portfolio invests. In addition, the shares of certain ETPs may trade at a premium or discount to their ~~net asset value~~ intrinsic value (i.e., ~~their~~ the market value may differ from the ~~shares’~~ net asset value of an ETF’s shares) for a number of reasons. For example, supply and demand for shares of an Underlying ETF or market disruptions may cause the market price of the Underlying ETF to deviate from the value of the Underlying ETF’s investments, which may be exacerbated in less liquid markets. The value of an exchange traded note (“ETN”) may also differ from the valuation of its reference market due to changes in the issuer’s credit rating. By investing in ETPs, Portfolio shareholders indirectly bear the Portfolio’s proportionate share of the fees and expenses (e.g. management, custody, accounting, and administration) of the ETP, in addition to the fees and expenses that Portfolio shareholders directly bear in connection with the Portfolio’s own operations.

Response: The requested revisions have been made.

13.	Comment: In the Staff’s view, inflation protected securities are not considered “real assets” and should not be used to satisfy the SPDR SSgA Real Assets ETF’s Rule 35d-1 80% test. Please either (i) revise the Fund’s non-fundamental 80% policy or (ii) change the name of the Fund.

Response: The name of the Fund has been changed to the “SPDR SSgA Real Asset Strategy ETF.” See our response to Comment 6 above.

Kimberly Browning, Esq.

January 9, 2012

14.	Comment: Please revise the following sentence to clarify that the SPDR SSgA Real Assets ETF will concentrate its investments in companies primarily involved in the energy sector or real estate industry. The current disclosure reads as though the Fund will concentrate its investments in companies primarily involved in both the energy sector and real estate industry.

The Portfolio will concentrate (invest at least 25% of its assets) in companies primarily involved in the energy sector and real estate industry.

Response: The sentence has been replaced with the following:

The Portfolio will, through its investments in ETPs, concentrate (invest at least 25% of its assets) in companies primarily involved in the energy sector and companies primarily involved in the real estate industry group.

15.	Comment: Please confirm if the SPDR SSgA Global Allocation ETF may invest more than 40% of its assets in securities of U.S. issuers. If so, the term “Global” should be removed from the Fund’s name. In addition, please provide a definition for “non-U.S. issuers.”

Response: The Adviser has confirmed that there is no restriction on the percentage of Fund assets that may be invested in securities of U.S. issuers. Although the Fund may invest more than 40% of its assets in securities of U.S. issuers, we respectfully decline to remove the term “global” from the Fund’s name, and disagree with the Staff’s comment. We are not aware of any position being taken by the Commission or published guidance from the Staff requiring a fund with the term “Global” in its name to restrict its investments in securities of U.S. issuers to less than 40% of assets. Furthermore, we believe any percentage limitation is both arbitrary and contrary to existing law,2 and that a 40% restriction, in particular, is unsupported by the current market capitalization of the global securities markets. Specifically, we note that as of November 30, 2011, the U.S. allocation (i) with respect to the Dow Jones Global Index, which seeks to provide coverage of global markets that are open to foreign investment, was greater than 44%3 and (ii) with respect to the MSCI ACWI Investable Market Index, which covers 99% of the developed and emerging investable market universe, was greater than 46%.4

[2]

We note that the Commission specifically considered the use of the term “global” in the process of adopting Rule 35d-1 and declined to put any specific restrictions on the use of the term. Rather, the Commission stated that it would expect funds using the term global to “invest their assets in investments that are tied economically to a number of countries throughout the world.” Investment Company Act Rel. No. 24828 (Jan. 17, 2001) at fn. 42. We believe any attempt to place a percentage restriction on funds using the term global in their name now, through the disclosure process rather than through the rule writing process, would be in violation the Administrative Procedures Act. 5 U.S.C. § 500 et seq.

[3]	http://www.djindexes.com/mdsidx/downloads/fact_info/Dow_Jones_Global_Indexes_Fact_Sheet.pdf (as of the date of this Response Letter, this website was current as of November 30, 2011).
[4]	http://www.msci.com/resources/factsheets/index_fact_sheet/msci-acwi-imi.pdf (as of the date of this Response Letter, this website was current as of November 30, 2011).

Kimberly Browning, Esq.

January 9, 2012

16.	Comment: Please revise the sentence below to state in plain English what is meant by the term “pari passu.”

A Senior Loan is senior to all other unsecured claims against the borrower, senior to or pari passu with all other secured claims, meaning that in the event of a bankruptcy the Senior Loan, together with other first lien claims, are entitled to be the first to be repaid out of proceeds of the assets securing the loans, before other existing claims or interests receive repayment.

Response: The sentence has been revised as follows:

A Senior Loan is senior to all other unsecured claims against the borrower, senior to or ~~pari passu with~~ equal to all other secured claims, meaning that in the event of a bankruptcy the Senior Loan, together with other first lien claims, are entitled to be the first to be repaid out of proceeds of the assets securing the loans, before other existing claims or interests receive repayment.

17.	Comment: Please confirm that the Senior Loan market is sufficiently deep and liquid, and that there is enough information available with respect to Senior Loans for a creation unit holder to arbitrage.

Response: We confirm that the Senior Loan market is sufficiently deep and liquid and that there is enough information available with respect to Senior Loans for an authorized participant to engage in arbitrage. Further, we note that PowerShares has been successfully operating a senior bank loan ETF since March of 2011.

Kimberly Browning, Esq.

January 9, 2012

18.	Comment: Please remove the term “such as” in the following sentence:

The Sub-Adviser expects to invest in Senior Loans, loans that are not Senior Loans (such as second-lien loans) and bonds of companies, including high yield securities, possessing the following attributes, which it believes will help generate higher risk adjusted total returns:

Response: Please note that the Response Letter to the original N-1A filing incorrectly included the disclosure above. The disclosure as filed in Pre-Effective Amendment No. 1 is as follows:

The Sub-Adviser expects to invest in Senior Loans, bonds and convertible securities of companies, including high yield securities, possessing the following attributes, which it believes will help generate higher risk adjusted total returns:

SAI

1.	Comment: With respect to “Investment Policies” section of the SAI, please distinguish principal investment policies from non-principal investment policies or revise the disclosure accordingly (e.g., insert headings to differentiate them).

Response: Headings have been included to distinguish principal investment policies from non-principal investment policies.

2.	Comment: Please confirm if the Adviser intends to waive any fees when a Fund invests in an Affiliated Fund. If not, please add disclosure to the “Exchange-Traded Funds” discussion noting that the Adviser will receive fees from both the Fund and the Fund’s investments in Affiliated Funds.

Response: The disclosure has been deleted from the “Exchange-Traded Funds” discussion and the following has been added as a new discussion, titled “Exchange Traded Products.”

ETPs include exchange traded funds (“ETFs”) registered under the Investment Company Act of 1940, as amended; exchange traded commodity trusts; and exchange traded notes (“ETNs”). The Adviser may receive management or other fees from the ETPs (“Affiliated ETPs”) in which the Funds may invest, as well as a management fee for managing the Funds. It is possible that a conflict of interest among the Funds and Affiliated ETPs could affect how the Adviser fulfills its fiduciary duties to the Funds and the Affiliated ETPs. Because the amount of the investment management fees to be retained by the Adviser may differ depending upon the Affiliated ETPs in which a Fund invests, there is a conflict of interest for the Adviser in selecting the Affiliated ETP. In addition, the Adviser may have an incentive to take into account the effect on an Affiliated ETP in which a Fund may invest in determining whether, and under what circumstances, to purchase or sell shares in that Affiliated ETP. Although the Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Funds.

Kimberly Browning, Esq.

January 9, 2012

Each Portfolio may invest in new ETPs or ETPs that have not yet established a deep trading market at the time of investment. Shares of such ETPs may experience limited trading volume and less liquidity, in which case the “spread” (the difference between bid price and ask price) may be higher.

3.	Comment: Please remove the highlighted disclosure below from the “Concentration” discussion:

The SPDR Blackstone/GSO Senior Loan ETF will not invest 25% or more of the value of its total assets in securities of issuers in any one industry; however it may be deemed to concentrate its investment in any of the industries or group of industries in the financial services sector (consisting of financial institutions, including commercial banks, thrift institutions, insurance companies and finance companies and their respective holding companies) to the extent that the banks originating or acting as agents for the lenders, or granting or acting as intermediary in participation interests, in loans held by the SPDR Blackstone/GSO Senior Loan ETF may be deemed to be issuers of such loans.

Response: The highlighted disclosure has been removed from the “Concentration” discussion.

4.	Comment: In the “Concentration” discussion, with respect to the SPDR SSgA Real Assets ETF, please provide more specificity for the industries in the energy sector. In particular, either (i) list all industries or (ii) refer to a standard, such as GICS.

Response: The Adviser has confirmed that the GICS standard will be used to define the energy sector. The following definition has been added to the SAI:

The GICS energy sector comprises companies whose businesses are dominated by either of the following activities: (i) the construction or provision of oil rigs, drilling equipment and other energy related service and equipment, including seismic data collection; or (ii) the exploration, production, marketing, refining and/or transportation of oil and gas products, coal and other consumable fuels.

Kimberly Browning, Esq.

January 9, 2012

5.	Comment: Please confirm why written contractual confidentiality agreements are not necessary with respect to entities that may receive non-public portfolio information on an ad-hoc basis or continuous basis.

Response: Written contractual confidentiality agreements are not necessary because exchange-traded fund portfolio holdings are publicly available.

6.	Comment: Please disclose that the proxy voting policies are identical for both the Funds and the Portfolios.

Response: Because the Portfolios hold the underlying securities, only the Portfolios will vote proxies. As a result, the “Proxy Voting Policies” section has been replaced with the following:

The Board of Trustees of the SSgA Master Trust believes that the voting of proxies on securities held by each Portfolio is an important element of the overall investment process. As such, the Board of the SSgA Master Trust has delegated the responsibility to vote such proxies to the Adviser for each Portfolio, other than the SPDR Blackstone/GSO Senior Loan Portfolio. The Board of the SSgA Master Trust has delegated the responsibility to vote proxies of the SPDR Blackstone/GSO Senior Loan Portfolio to GSO / Blackstone Debt Funds Management LLC, the Portfolio’s sub-adviser. The Adviser’s and GSO / Blackstone Debt Funds Management LLC’s proxy voting policies are attached at the end of this SAI. Information regarding how a Portfolio voted proxies relating to its portfolio securities during the most recent twelve-month period ended June 30 is available: (1) without charge by calling 1-866-787-2257; (2) on the Portfolios’ website at www.SPDRs.com; and (3) on the SEC’s website at http://www.sec.gov.

Part C

1.	Comment: Please confirm the Authorized Participant Agreement will be filed as an exhibit to the registration statement.

Response: A form of the Authorized Participant Agreement will be filed as an exhibit to the registration statement.

***************

Kimberly Browning, Esq.

January 9, 2012

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Lance Dial

W. John McGuire